UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13DUnder the Securities Exchange Act of 1934 (Amendment No. 2 )*

BioSante Pharmaceuticals, Inc (Name of Issuer)
Common Stock, $0.0001 par value per share (Title of Class of Securities)
09065V 20 3 (CUSIP Number)
Stephen M. Simes
BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard, Suite 280
Lincolnshire, IL 60069
(847) 478-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09065V 20 3

1.	Names of Reporting Persons. Stephen M. Simes I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 554,912 (see Item5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 554,912 (see Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,912 (see Item 5)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person IN
Pursuant to Rule 13d-2(a), this Schedule 13D Amendment No.2 amends Mr. Simes’ Schedule 13D dated August 13, 2001 and Amendment No. 1 to Schedule 13D dated December 31, 2001.
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Item 1. Security and Issuer

This Amendment No. 2 to the Statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of BioSante Pharmaceuticals, Inc., a Delaware corporation. The address of the principal executive offices of BioSante is 111 Barclay Boulevard, Lincolnshire, IL 60069.

Item 2. Identity and Background.

(a)	Name: This statement is filed by and on behalf of Stephen M. Simes.

(b)	Residence or business address: Mr. Simes’ principal business address is 111 Barclay Boulevard, Lincolnshire, IL 60069.

(c)	Present Principal Occupation or Employment: Mr. Simes is the Vice Chairman, President and Chief Executive Officer of BioSante. BioSante’s business address is 111 Barclay Boulevard, Lincolnshire, IL 60069. BioSante is a developmental stage biopharmaceutical company.

(d)	Criminal Conviction: Mr. Simes has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Court or Administrative Proceedings: Mr. Simes has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Simes is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         On November 30, 2004, Mr. Simes exercised an option to purchase 60,000 shares of BioSante common stock at an exercise price of $2.90 per share for an aggregate exercise price of $174,000.00. There was no cash consideration exchanged in this transaction, instead Mr. Simes used 16,667 of his previously acquired shares at $10.44 per share to exercise this option.

On August 4, 2003, Mr. Simes, through his trust, purchased 1,000 shares of BioSante common stock and a warrant to purchase 500 shares of BioSante common stock at a purchase price of $2.15 per share for an aggregate purchase price of $2,150.00. Mr. Simes paid cash for these shares and no funds used to purchase these shares were borrowed.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The purpose of this amendment is to report Mr. Simes’ change in beneficial ownership due to (1) the increase in the number of shares issuable upon exercise of outstanding options which are exercisable within 60 days, (2) the exercise of Mr. Simes' option to purchase 60,000 shares of BioSante common stock at an exercise price of $2.90 per share using 16,667 previously acquired shares at a price of $10.44 per share, and (3) the open market sale of 50,000 shares held by Mr. Simes at a sales price of $10.07 per share.

         Mr. Simes may from time to time be granted additional shares of BioSante common stock as stock compensation by BioSante’s Board of Directors or may from time to time purchase shares of BioSante common stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase his holdings in BioSante will depend, however, upon numerous factors, including without limitation the price of the shares of BioSante common stock, the terms and conditions relating to their purchase and sale, the prospects and financial condition of BioSante, general economic conditions and stock and money market conditions. At any time, Mr. Simes may also determine to dispose of some or all of his shares of BioSante common stock, depending upon various similar considerations.

         Except as otherwise provided in this Item 4 and other than as to matters that Mr. Simes as Vice Chairman, President and Chief Executive Officer of BioSante may consider and discuss with other BioSante officers and board members from time to time, Mr. Simes does not have any present plans or proposals which relate to or would result in:

         • the acquisition by any person of additional securities of BioSante or the disposition of securities of BioSante;
         • an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BioSante;
         • a sale or transfer of a material amount of assets of BioSante;
         • any change in the present board of directors or management of BioSante, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         • any material change in the present capitalization or dividend policy of BioSante;
         • any other material change in BioSante’s business or corporate structure;
         • changes in BioSante’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BioSante by any person;
         • causing a class of securities of BioSante to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         • a class of equity securities of BioSante becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
         • any action similar to any of those listed above.

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Item 5. Interest in Securities of the Issuer.

(a)	1. Amount beneficially owned: Mr. Simes’ beneficial ownership includes: (1) 66,879 shares of BioSante common stock held directly by Mr. Simes; (2) 69,491 shares of BioSante common stock held by Mr. Simes' trust; (3) 200 shares of BioSante common stock held by Mr. Simes' sons; (4) 411,592 shares of BioSante common stock issuable upon exercise of outstanding stock options which are exercisable within 60 days; and (5) 6,750 shares of BioSante common stock issuable upon exercise of outstanding warrants which are exercisable within 60 days.

2. Percent of class: 2.9%. The foregoing percentage is calculated based on the 18,954,181 shares of BioSante common stock reported to be outstanding by BioSante as of December 10, 2004.

(b)	Number of shares as to which Mr. Simes has:
         (i) Sole power to vote or to direct the vote 554,912
         (ii) Shared power to vote or to direct the vote 0
         (iii) Sole power to dispose or to direct the disposition of 554,912
(iv) Shared power to dispose or to direct the disposition of 0

(c)	Other than additional stock options becoming vested as described in Item 4 of this Amendment No. 2 to Schedule 13D, Mr. Simes has effected the following transactions in BioSante common stock during the past 60 days:

         • On October 22, 2004, Mr. Simes gifted an aggregate of 650 shares of BioSante common stock held by his trust.

         • On November 30, 2004, Mr. Simes exercised an option to purchase 60,000 shares of BioSante common stock at an exercise price of $2.90 per share by using 16,667 previously acquired shares of BioSante common stock at a price of $10.44 per share.

         • On November 30, 2004, Mr. Simes sold 50,000 shares of BioSante common stock at a sales price of $10.07 per share on the open market.

Mr. Simes has not effected any other transactions in BioSante common stock during the 60 days prior to and including the date of this Statement.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable

(e)	Mr. Simes ceased to be the beneficial owner of more than five percent of BioSante's outstanding common stock, primarily as a result of BioSante issuing shares of common stock in its August 2003 and May 2004 private placements and upon the exercise of outstanding warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In January 1998, BioSante entered into a letter agreement with Mr. Simes pursuant to which Mr. Simes serves as BioSante’s Vice Chairman, President and Chief Executive Officer. The term of this agreement continues until December 31, 2005, after which time the term will be automatically extended for three additional years unless on or before October 1 immediately preceding the extension, either party gives written notice to the other of the termination of the agreement. Under this letter agreement, Mr. Simes is entitled to receive an annual performance bonus of up to 50% of his then base salary if certain performance criteria are met. If Mr. Simes is terminated without cause or upon a change in control or if he terminates his employment for good reason, all of his options will become immediately exercisable and will remain exercisable for a period of one year (for the remainder of their term in the event of a change in control), and he will be entitled to a minimum severance payment of 12 months base salary. In addition, Mr. Simes will receive health and dental benefits from BioSante during any severance period. Mr. Simes is also subject to customary assignment of inventions, confidentiality and non-competition provisions.

         Mr. Simes holds options to purchase an aggregate of 532,206 shares of BioSante common stock at exercise prices ranging between $2.10 and $4.00 per share.

         In connection with BioSante’s May 1999 private placement, BioSante entered into a Securities Purchase Agreement, Registration Rights Agreement and Warrants with the investors, which included Mr. Simes. Under the Registration Rights Agreement, the holders of BioSante common stock and warrants purchased in BioSante’s May 1999 private placement are entitled to certain registration rights under the Securities Act of 1933.

         In connection with BioSante’s April 2001 private placement, BioSante entered into Subscription Agreements and Warrants with the investors, which included Mr. Simes. Under these agreements and warrants, BioSante agreed to use its reasonable best efforts to cause a registration statement to be filed and remain effective until the earlier of (1) the sale of all the shares of BioSante common stock covered by the registration statement; or (2) such time as the selling stockholders named in the registration statement become eligible to resell the shares of BioSante common stock and the shares of BioSante common stock issuable upon exercise of warrants pursuant to Rule 144(k) under the Securities Act of 1933.

         In connection with BioSante’s August 2003 private placement, BioSante entered into a Common Stock and Warrant Purchase Agreement with the investors, which included Mr. Simes. Under these agreements and warrants, BioSante agreed to use its reasonable best efforts to cause a registration statement to be filed and remain effective until the earlier of (1) the sale of all the shares of BioSante common stock covered by the registration statement; or (2) such time as the selling stockholders named in the registration statement become eligible to resell the shares of BioSante common stock and the shares of BioSante common stock issuable upon exercise of warrants pursuant to Rule 144(k) under the Securities Act of 1933.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between Mr. Simes and any other person with respect to any securities of BioSante.
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Item 7. Material to be Filed as Exhibits.

         1 Employment Agreement, dated January 21, 1998, between BioSante Pharmaceuticals, Inc. and Stephen M. Simes, as amended

         2 Form of Incentive Stock Option Agreement between BioSante Pharmaceuticals, Inc. and Stephen M. Simes

         3 Securities Purchase Agreement, dated May 6, 1999, between BioSante Pharmaceuticals, Inc. and certain stockholders of BioSante Pharmaceuticals, Inc.

         4 Registration Rights Agreement, dated May 6, 1999, between BioSante Pharmaceuticals, Inc. and certain stockholders of BioSante Pharmaceuticals, Inc.

         5 Form of Subscription Agreement in connection with the April 2001 Private Placement

         6 Form of Warrant issued in connection with April 2001 Private Placement

         7 Common Stock and Warrant Purchase Agreement in connection with the August 2003 Private Placement

         8 Form of Warrant issued in connection with August 2003 Private Placement

9 Investor Rights Agreement in connection with the August 2003 Private Placement

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2004
By:	/s/ Stephen M. Simes Stephen M. Simes

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EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1	Employment Agreement, dated January 21, 1998, between BioSante Pharmaceuticals, Inc. and Stephen M. Simes, as amended	Incorporated by reference to Exhibit 10.16 contained in BioSante's Registration Statement on Form 10-SB, as amended (File No. 0-28637)

2	Form of Incentive Stock Option Agreement between BioSante Pharmaceuticals, Inc. and Stephen M. Simes	Incorporated by reference to Exhibit 2 contained in Mr. Simes' Schedule 13D filed on August 22, 2001 (File No. 5-60689)

3	Securities Purchase Agreement, dated May 6, 1999, between BioSante Pharmaceuticals, Inc. and certain stockholders of BioSante Pharmaceuticals, Inc. .	Incorporated by reference to Exhibit 10.14 contained in BioSante's Registration Statement on Form 10-SB, as amended (File No. 0-28637)

4	Registration Rights Agreement, dated May 6, 1999, between BioSante Pharmaceuticals, Inc. and certain stockholders of BioSante Pharmaceuticals, Inc. .	Incorporated by reference to Exhibit 10.13 contained in BioSante's Registration Statement on Form 10-SB, as amended (File No. 0-28637)

5	Form of Subscription Agreement in connection with the April 2001 Private Placement	Incorporated by reference to Exhibit 10.20 contained in BioSante's Registration Statement on Form SB-2 (File No. 333-64218)

6	Form of Warrant issued in connection with April 2001 Private Placement	Incorporated by reference to Exhibit 4.2 contained in BioSante's Registration Statement on Form SB-2 (File No. 333-64218)

7	Common Stock and Warrant Purchase Agreement in connection with the August 2003 Private Placement	Incorporated by reference to Exhibit 10.1 contained in BioSante's Current Report on Form 8-K (File No. 0-28637)

8	Form of Warrant in connection with the August 2003 Private Placement	Incorporated by reference to Exhibit 10.2 contained in BioSante's Current Report on Form 8-K (File No. 0-28637)

9	Investor Rights Agreement in connection with the August 2003 Private Placement	Incorporated by reference to Exhibit 10.3 contained in BioSante's Current Report on Form 8-K (File No. 0-28637)